PROFESSIONALLY MANAGED PORTFOLIOS

2020 East Financial Way, Suite 100
Glendora, CA 91741

July 6, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dominic Minore

Re:	Delaying Amendment for Professionally Managed Portfolios (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-182019)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the Becker Value Equity Fund, a series of Unified Series Trust, into the Becker Value Equity Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2012 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Glendora and the State of California, on the 6th day of July, 2012.

If you have any questions or comments, please do not hesitate to contact me at (626) 914-7363.

Professionally Managed Portfolios

/s/ Elaine E. Richards
By: Elaine E. Richards
Title: Secretary